Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$13,920,000.00	$427.34	(1)

(1)	The filing fee of $427.34 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $186,976.89 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $427.34 is offset against the registration fee due for this offering and of which $186,549.55 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2007-MTNDD192 DATED DECEMBER 18, 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006) MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Premium mAndatory Callable

Equity-linked secuRitieS

1,392,000 8% Per Annum PACERS Based Upon the

iShares® FTSE/Xinhua China 25 Index Fund

Due June 26, 2009

$10.00 per PACERS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The PACERS will mature on June 26, 2009, unless called earlier by us.
■

The PACERS bear interest at the rate of 8% per annum. We will pay interest in cash semi-annually June 27, 2008, December 29, 2008 and June 26, 2009, up to and including the earlier of (i) the date on which we pay you the applicable price, if the PACERS are called by us or (ii) maturity.

■

We will call the PACERS for cash in an amount equal to the sum of $10 and a mandatory call premium if the closing price of the iShares® FTSE/Xinhua China 25 Index Fund (which we refer to as the index fund shares) on any trading day during each of the three-trading-day periods starting on and including June 20, 2008, December 19, 2008 or June 19, 2009 is greater than or equal to $161.25 (which we refer to as the initial share price).

■

If we do not call the PACERS, you will receive at maturity for each PACERS either (1) a certain number of the index fund shares (or if you elect, the cash value of those shares), which we refer to as the share ratio and which is subject to adjustment for a number of dilution events, if the closing price of the index fund shares on any trading day after date of this pricing supplement (which we refer to as the pricing date) up to and including the third trading day before maturity is less than or equal to $88.69 (approximately 55% of the initial share price) or (2) $10 in cash. The share ratio equals 0.0620, $10 divided by the initial share price.

■

The PACERS are not principal-protected. At maturity you could receive the index fund shares with a value less than your initial investment in the PACERS (or, if you elect, the cash value of those shares in an amount less than $10 per PACERS).

■	The PACERS will not be listed on any exchange.

Investing in the PACERS involves a number of risks. See “ Risk Factors Relating to the PACERS” beginning on page PS-8.

The PACERS represent obligations of Citigroup Funding Inc. only. The iShares® FTSE/Xinhua China 25 Index Fund is not involved in any way in the offering and has no obligations relating to the PACERS or to the holders of the PACERS. iShares® is a registered mark of Barclays Global Investors, N.A. (which we refer to as BGI). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The PACERS are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the PACERS or any member of the public regarding the advisability of investing in the PACERS. BGI has no obligation or liability in connection with the operation, marketing or sale of the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per PACERS	Total
Public Offering Price	$10.00	$13,920,000
Underwriting Discount	$0.225	$313,200
Proceeds to Citigroup Funding Inc.	$9.775	$13,606,800

The agent expects to deliver the PACERS to purchasers on or about December 20, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the PACERS?

PACERS are callable securities. PACERS’ return, if any, and the amount you will receive at maturity is linked to the closing price of the iShares® FTSE/Xinhua China 25 Index Fund (which we refer to as the index fund shares). We will call the PACERS, in whole, but not in part, only if the closing price of the index fund shares on any trading day during the three-trading-day periods starting on and including June 20, 2008, December 19, 2008 or June 19, 2009 (which we refer to as call determination periods) is greater than or equal to the initial share price of $161.25. The PACERS will not otherwise be called even if the closing price on any other day is greater than or equal to the initial share price of $161.25. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 plus a mandatory call premium. We will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call or the maturity date (which we refer to as the call payment date). If we call the PACERS during the call determination period beginning on June 19, 2009, we will not provide notice of a call but will pay the call price to you at maturity.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the closing price of the index fund shares on any trading day after the pricing date up to and including the third trading day before maturity (which we refer to as the valuation date) is less than or equal to $88.69 (approximately 55% of the initial share price). In this case, you will receive at maturity a certain number of the index fund shares (or, if you elect, the cash value of those shares) the value of which will be directly linked to the change in price of the index fund shares from its closing price on the pricing date, and will likely be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the price of the index fund shares or receive an amount at maturity greater than your initial investment unless (1) the closing price of the index fund shares on any trading day after the pricing date up to and including the valuation date is less than or equal to $88.69 (approximately 55% of the initial share price), (2) you do not exercise your cash election right but receive the index fund shares at maturity and (3) at maturity the price of the index fund shares is greater than the initial share price. The PACERS are not principal protected.

The PACERS mature on June 26, 2009, are callable by us semi-annually on any trading day during each call determination period starting on and including June 20, 2008, December 19, 2008 or June 19, 2009 and do not provide for earlier redemption by you. The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc. and any payments due on the PACERS are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the PACERS — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

The PACERS bear interest at the rate of 8% per annum. We will pay cash semi-annually on June 27, 2008, December 29, 2008 and June 26, 2009 (each of which we refer to as a coupon payment date), commencing on June 26, 2008 up to and including the earlier of (i) the call payment date, if the PACERS are called by us, or (ii) maturity. If the PACERS are called by us, we will pay interest on the coupon payment date immediately following the relevant call date, or in the alternative on the call payment date, if such call payment date does not fall on a coupon payment date.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the closing price of the index fund shares on any trading day during the three-trading-day periods starting on and including June 20, 2008, December 19, 2008 or June 19, 2009 is greater than or equal to the initial share price of $161.25. We refer to the three trading days each six months as a call determination period, and we refer to the trading day on which we call the PACERS, if any, as the call date. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium. The mandatory call premium will equal $0.50 if the PACERS are called during the call determination period beginning on June 20, 2008, $1.00 if the PACERS are called during the call determination period beginning on December 19, 2008 and $1.50 if the PACERS are called during the call determination period beginning on June 19, 2009.

If we call the PACERS during one of the call determination periods beginning on June 20, 2008 or December 19, 2008, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least three business days after the call date. If we call the PACERS during the call determination period beginning on June 19, 2009, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to fully participate in possible increases in the price of the index fund shares through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium and any interest payments on the PACERS.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS during the call determination period beginning on June 19, 2009, at maturity you will receive for each PACERS you hold a call price in cash equal to $11.50, the sum of $10 and the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold either:

•

a number of index fund shares equal to the share ratio (or, if you elect, the cash value of those shares based on the closing price of the index fund shares on the valuation date), if the closing price of the index fund shares on any trading day after the pricing date up to and including the valuation date is less than or equal to $88.69 (approximately 55% of the initial share price) (any fractional share, if applicable, will be paid in cash), or

•	$10 in cash.

As a result, if we do not call the PACERS and the closing price of the index fund shares on any trading day after the pricing date up to and including the valuation date is less than or equal to approximately 55% of the initial share price, the value of the index fund shares you receive at maturity (or, if you elect, the cash value of those shares) for each PACERS will likely be less than the price paid for each PACERS, and could be zero.

If applicable, you may elect to receive from Citigroup Funding the cash value of the shares you would otherwise receive at maturity by providing notice of your election to your broker, in accordance with your broker’s procedures, so that your broker can irrevocably notify the trustee and paying agent of your election no sooner than 20 business days before maturity and no later than 5 business days before maturity. If you do not elect to receive cash, you will be deemed to have (1) instructed Citigroup Funding to pay the cash value of the number of the index fund shares equal to the share ratio to the stock delivery agent, and (2) instructed the stock delivery agent to purchase for you the index fund shares based on its closing price on the valuation date. If you do not wish to receive the index fund shares at maturity under any circumstances, you should provide notice of your cash election to your broker. You should provide this notice even if the closing price of the index fund shares on any trading day prior to your election has not been less than or equal to $88.69 (approximately 55% of the initial share price). If you elect to receive the cash value of the index fund shares equal to the share ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of the index fund shares on the valuation date and will be an amount less than $10 per PACERS. This amount will not change from the amount fixed on the valuation date, even if the closing price of the index fund shares changes from the valuation date to maturity. Conversely, if you do not make a cash election and instead receive a number of the index fund shares at maturity equal to the share ratio, the value of those shares at maturity will be different than the value of those shares on the valuation date if the closing price of the index fund shares changes from the valuation date to maturity.

The payment of cash to the stock delivery agent by Citigroup Funding pursuant to your deemed instruction will fully satisfy Citigroup Funding’s obligation to you under the PACERS, and the stock delivery agent will then be obligated to purchase the index fund shares for you based on the closing price on the valuation date. Citigroup Global Markets has agreed to act as stock delivery agent for the PACERS.

The initial share price equals $161.25, the closing price of the index fund shares on the pricing date.

The share ratio equals 0.0620, $10 divided by the initial share price.

Where Can I Find Examples of Hypothetical Amounts Payable at Call or at Maturity?

For a table and graphs setting forth hypothetical amounts you could receive upon a call of the PACERS or at maturity, see “Description of the PACERS — Amounts Payable at Call or Maturity — Hypothetical Examples” in this pricing supplement.

What Is the iShares® FTSE/Xinhua China 25 Index Fund?

Each index fund share represents a beneficial interest in the iShares® FTSE/Xinhua China 25 Index Fund (which we refer to as the index fund), which seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities included in the FTSE/Xinhua China 25 Index. The index fund will invest a minimum of 90% of its assets in the securities of the FTSE/Xinhua China 25 Index or in American Depositary Receipts, Global Depositary Receipts or European Depositary Receipts representing securities in the FTSE/Xinhua China 25 Index. The index fund may invest the remainder of its assets in securities not included in the FTSE/Xinhua China 25 Index but which it believes will help it track that index.

The index fund uses a “Representative Sampling” strategy to try to track the FTSE/Xinhua China 25 Index, which means it invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return viability, earnings valuation and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index. The index fund’s top portfolio holdings can be found at the iShares® website. The index fund does not fully replicate the FTSE/Xinhua China 25 Index and may hold securities not included in the FTSE/Xinhua China 25 Index. Therefore, the index fund is subject to management risk. This is the risk that the index fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. See “Risk Factors — The Closing Price of the Index Fund Shares May Not Completely Track the Value of the FTSE/Xinhua China 25 Index.” While the market for the stocks included in the FTSE/Xinhua China 25 Index is the Hong Kong Stock Exchange and while trading in that market is based on the Hong Kong dollar, the index fund shares trade in U.S. dollars on the New York Stock Exchange under the symbol “FXI.”

Please note that an investment in the PACERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the index fund shares or the stocks of the companies included in the FTSE/Xinhua China 25 Index.

What Is the FTSE/Xinhua China 25 Index and What Does It Measure?

The FTSE/Xinhua China 25 Index is a capitalization-weighted index that consists of the twenty-five largest and most liquid Chinese stocks (Red Chips and H shares) listed and traded on the Hong Kong Stock Exchange. Individual constituent weights are capped at 10% on certain reweighting dates to avoid over-concentration in any single stock. The FTSE/Xinhua China 25 Index was launched on October 5, 2004.

The FTSE/Xinhua China 25 Index is used as the basis for on-exchanges and OTC derivative products, mutual funds and ETFs and is calculated in accordance with the Industry Classification Benchmark, a standard developed in partnership with Dow Jones Indexes. The stocks listed on the FTSE/Xinhua China 25 Index are free-float weighted, liquidity screened, and each issuer is a current constituent of the FTSE All-World Index.

As of November 31, 2007, the five highest weighted constituents of the FTSE/Xinhua China 25 Index were China Mobile (Red Chip) with an index weight of 10.46%; Petrochina (H) with an index weight of 7.77%; China Life Insurance (H) with an index weight of 7.30%; Industrial and Commercial Bank of China (H) with an index weight of 7.00% and China Construction Bank (H) with an index weight of 6.73%. The three largest Industry Classification Benchmark sectors represented in the FTSE/Xinhua China 25 Index as of March 30, 2007 were banks (26.76%), oil and gas producers (16.29%) and life insurance (13.66%). Current information regarding the market value of the FTSE/Xinhua China 25 Index is published daily by FTSE/Xinhua Index Limited on its website.

In order to maintain the representativeness of the FTSE/Xinhua China 25 Index, structural changes to the FTSE/Xinhua China 25 Index as a whole may be made by adding or deleting FTSE/Xinhua China 25 Index component securities. Currently, such changes in the FTSE/Xinhua China 25 Index may only be made on four dates throughout the year: as of the Tuesday after the first Friday of each January, April, July and October using data from the close of business on the next trading day following the third Friday in March, June, September and December.

Please note that an investment in the PACERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the FTSE/Xinhua China 25 Index.

How Have the Index Fund Shares Performed Historically?

We have provided a graph showing the daily closing price of the index fund shares, as reported on the New York Stock Exchange from October 8, 2004 to December 17, 2007 and a table showing the high and low sale prices for the index fund shares and the dividends paid on such shares for each quarter since the fourth quarter of 2004. You can find this graph and table in the section “Historical Data on the Index Fund Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the index fund shares in recent years. However, past performance is not indicative of how the index fund shares will perform in the future. You should also refer to the section “Risk Factors Relating to the PACERS — The Historical Performance of the Index Fund Shares Is Not an Indication of the Future Performance of the Index Fund Shares” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat the PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future contingent purchase of, or payment determined by the value of, index fund shares. Under such treatment, for PACERS bearing interest, the amounts denominated as interest will be characterized as interest income includable annually in your income in accordance with your method of accounting.

In addition, under such treatment, if you hold the PACERS until they mature and you elect to receive cash at maturity, or upon the mandatory redemption or sale or other taxable disposition of the PACERS, you generally will recognize capital gain or loss equal to the difference between the amount of cash received (exclusive of any accrued interest, which will be taxed as such) and your purchase price for the PACERS. Any such gain or loss generally will be long-term capital gain or loss if you have held the PACERS for more than one year at the time of disposition. If you receive the index fund shares at maturity of the PACERS, you should not expect to recognize any gain or loss on the receipt of the index fund shares under such treatment, and your tax basis in the index fund shares generally will equal your purchase price for the PACERS.

Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. In addition, there is no assurance that the IRS will agree with the agreed-to characterization and tax treatment of the receipt of index fund shares by you at maturity of the PACERS and you may be required by the IRS to recognize gain on the receipt of the index fund shares or to treat cash or stock received at maturity or on sale as ordinary income rather than gain. Finally, the IRS and U.S. Treasury Department have recently requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to PACERS. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

No. The PACERS will not be listed on any exchange. There is currently no secondary market for the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. Although Citigroup Global Markets intends to create a market in the PACERS, it is not obligated to do so.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliate, Citigroup Global Markets?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the PACERS. Potential conflicts of interest may exist between Citigroup Global Markets and you as holder of the PACERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in the index fund shares or one or more of the stocks included in the FTSE/Xinhua China 25 Index or in other instruments, such as options, swaps or futures, based upon the index fund shares, the FTSE/Xinhua China 25 Index, or the stocks included in the FTSE/Xinhua China 25 Index. This hedging activity could affect the market price of the index fund shares and therefore the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the PACERS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PACERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of PACERS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the PACERS?

Yes, the PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this pricing supplement.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that, unless the PACERS are called by us, the amount you receive at maturity will be based on the closing price of the index fund shares on any trading day after the pricing date up to and including the valuation date, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of the index fund shares and other events that are difficult to predict and beyond our control.

Your Investment in the PACERS May Result in a Loss if the Closing Price of the Index Fund Shares Declines

If we do not call the PACERS, the amount you receive at maturity will depend on the closing price of the index fund shares on any trading day after the pricing date up to and including the valuation date. As a result, the amount you receive at maturity may be less than the amount you paid for your PACERS. If we do not call the PACERS and (i) on any trading day after the pricing date up to and including the valuation date the closing price of the index fund shares is less than or equal to $88.69 (approximately 55% of the initial share price), and (ii) at maturity (or the valuation date if you elect to receive cash value of the index fund shares) the price of the index fund shares is less than the initial share price, then the value of the index fund shares you receive at maturity (or, if you elect, the cash value of those shares on the valuation date) will be less than the price paid for each PACERS, and could be zero, in which case your investment in the PACERS will result in a loss, except to the extent of any interest payments on the PACERS. If we do not call the PACERS, this will be true even if the closing price of the index fund shares exceeds the initial share price at one or more times after the pricing date but is less than or equal to approximately 55% of the initial share price on any trading day after the pricing date up to and including the valuation date and the price of the index fund shares at maturity (or the closing price on the valuation date if you elect to receive the cash value of the index fund shares) is less than the initial share price.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the closing price of the index fund shares on any trading day during the three call determination periods beginning on June 20, 2008, December 19, 2008 or June 19, 2009 is greater than or equal to the initial share price. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the closing price of the index fund shares through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium and any interest payments on the PACERS. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to the index fund shares and allowed you to participate more fully in the appreciation of the price of the index fund shares.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS bear interest at the rate of 8% per annum. As a result, if we do not call the PACERS (and regardless of whether the closing price of the index fund shares on any trading day after the pricing date up to and including the valuation date is less than or equal to $88.69 (approximately 55% of the initial share price)), the effective yield on the PACERS may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You May Not Be Able to Sell Your PACERS if an Active Trading Market for the PACERS Does Not Develop

The PACERS will not be listed on any exchange. There is currently no secondary market for the PACERS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market for the PACERS is limited, there may be few buyers should you choose to sell your PACERS prior to maturity and this may reduce the price you receive.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the price of the index fund shares and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Price of the Index Fund Shares.    We expect that the market value of the PACERS will depend substantially on the amount, if any, by which the price of the index fund shares changes from the initial share price of $161.25. However, changes in the price of the index fund shares may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the price of the index fund shares exceeds the initial share price, you may receive substantially less than the amount that would be payable at maturity or upon a call based on that price because of expectations that the price of the index fund shares will continue to fluctuate between that time and the time when the amount you will receive at maturity or upon a call is determined. In addition, significant increases in the value of the index fund shares are not likely to be reflected in the trading price of the PACERS because we will call the PACERS on the earliest of the three call determination periods beginning on June 20, 2008, December 19, 2008 or June 19, 2009 for a mandatory call premium of $0.50, $1.00 or $1.50, respectively, if the closing price of the index fund shares on any closing day during any of the call determination periods is greater than or equal to the initial share price. If you choose to sell your PACERS when the price of the index fund shares is below the initial share price, you may receive less than the amount you originally invested.

The price of the index fund shares will be influenced by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the stocks included in the FTSE/Xinhua China 25 Index are traded, and by various circumstances that can influence the values of the stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding and its affiliates and other market participants can also affect the prices of the stocks included in the FTSE/Xinhua China Index and thus the price of the index fund shares.

Volatility of the Index Fund Shares.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the index fund shares changes during the term of the PACERS, the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during one of the call determination periods occurring every six months is likely to limit their value. If the PACERS did not include a mandatory call feature, we expect their value would be significantly different.

Events Involving Companies Included in the FTSE/Xinhua China 25 Index.    General economic conditions and earnings results of the companies whose stocks are included in the FTSE/Xinhua China 25 Index and real or anticipated changes in those conditions or results, as well as events in the People’s Republic of China and the Hong Kong Special Administrative Region, may affect the value of the index fund shares and the market value of the PACERS. In addition, if the dividend yield on those underlying stocks increase, we expect that the value of the PACERS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments.

The PACERS Are Subject to Currency Exchange Rate Risk.    Because the closing price of the Index Fund Shares generally reflects the U.S. dollar value of the securities represented in the FTSE/Xinhua China 25 Index, holders of the PACERS will be exposed to currency exchange rate risk with respect to the Hong Kong dollar, the currency in which most or all of the securities or underlying securities represented in the FTSE/Xinhua China 25 Index trade. An investor’s net exposure will depend on the extent to which the Hong Kong dollar strengthens or weakens against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against the Hong Kong dollar, the price of the index fund shares will be adversely affected and the amount you receive at maturity on the PACERS may be reduced.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the price of the index fund shares the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the price of the index fund shares during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities related to the PACERS by us or one or more of our affiliates will likely involve trading in the index fund shares and/or one or more of the stocks included in the FTSE/Xinhua China 25 Index or in other instruments, such as options, swaps or futures, based upon the index fund shares, the FTSE/Xinhua China 25 Index or the stocks included in the FTSE/Xinhua China 25 Index. This hedging activity could affect the market price of the index fund shares and therefore the market value of the PACERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines. Profits or losses from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your PACERS in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the PACERS. The PACERS are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the PACERS.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the PACERS attributable to another factor.

The Value of the Index Fund Shares May Not Completely Track the Value of the FTSE/Xinhua China 25 Index

Although the trading characteristics and valuations of the index fund shares will seek to generally mirror the characteristics and valuations of the FTSE/Xinhua China 25 Index, the value of the index fund shares may not completely track the value of the FTSE/Xinhua China 25 Index. The index fund shares will reflect transaction costs and fees that are not included in the calculation of the FTSE/Xinhua China 25 Index. Additionally, because the index fund does not actually hold all of the stocks underlying the FTSE/Xinhua China 25 Index but invests in a representative sample of securities that have a similar investment profile as the stocks underlying the FTSE/

Xinhua China 25 Index, the index fund will not fully replicate the performance of the FTSE/Xinhua China 25 Index. See “Description of the iShares® FTSE/Xinhua China 25 Index Fund” in this pricing supplement.

The Trading Price of the Index Fund Shares and the PACERS Will Be Affected by Conditions in the Chinese and Hong Kong Securities Markets

The stocks included in the FTSE/Xinhua China 25 Index and that are generally tracked by the index fund have been issued by companies in the People’s Republic of China and are traded on the Hong Kong Stock Exchange. Although the market price of the index fund shares is not directly tied to the value of the FTSE/Xinhua China 25 Index or the price of the stocks underlying the FTSE/Xinhua China 25 Index, the market price of the index fund shares is expected to correspond generally to the value of those publicly traded equity securities in the Chinese and Hong Kong equity markets, as compiled and weighted by the FTSE/Xinhua China 25 Index.

Investments in securities linked to the value of the Chinese and Hong Kong equity markets involve certain risks. The Chinese and Hong Kong markets may be more volatile than the U.S. or other securities markets. Also, there is generally less publicly available information about Chinese companies than about U.S. companies, and Chinese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in China and Hong Kong are subject to political, economic, financial and social factors that apply in China and Hong Kong. These factors, which could negatively affect the Chinese and Hong Kong securities markets, include the possibility of recent or future changes in Chinese or Hong Kong political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Chinese and Hong Kong equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Chinese and Hong Kong economies may differ favorably or unfavorably from the U.S. economy in such respects as the growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

The Historical Performance of the Index Fund Shares Is Not an Indication of the Future Performance of the Index Fund Shares

The historical performance of the index fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the index fund shares during the term of the PACERS. Changes in the price of the index fund shares will affect the value of the PACERS, but it is impossible to predict whether the price of the index fund shares will rise or fall.

The Volatility of the Price of the Index Fund Shares May Result in Delivery of the Index Fund Shares at Maturity

Historically, the price of the index fund shares has been volatile. From October 8, 2004 to December 17, 2007, the closing price of the index fund shares has been as low as $50.60 per share and as high as $218.51 per share. If we do not call the PACERS, whether you receive an amount at maturity in cash equal to the amount of your initial investment in the PACERS or a number of the index fund shares (or, if you elect, the cash value of those shares) with a value less than your initial investment depends upon the closing price of the index fund shares on any trading day during the term of the PACERS. The volatility of the price of the index fund shares may result in your receiving at maturity a number of the index fund shares (or, if you elect, the cash value of those shares) with a value less than your initial investment in the PACERS, which will result in a loss, except to the extent of any interest payments on the PACERS.

Your Return on the PACERS Will Not Reflect the Return You Would Realize if You Actually Owned the Index Fund Shares or the Stocks Included in the FTSE/Xinhua China 25 Index

Your return on the PACERS, if any, will not reflect the return you would realize if you actually owned the index fund shares or the stocks included in the FTSE/Xinhua China 25 Index because the PACERS do not provide a return directly linked to the actual appreciation of the index fund shares or the stocks included in the FTSE/Xinhua China 25 Index, nor do they take into consideration the value of any dividends paid on the index fund shares or the underlying stocks. As a result, the return on the PACERS may be less than the return you would realize if you actually owned the index fund shares or the stocks included in the FTSE/Xinhua China 25 Index, even if you participate fully in the appreciation of the index fund shares.

Moreover, the index fund does not invest in every security included within the FTSE/Xinhua China 25 Index but rather engages in a representative sampling. See “Description of iShares® FTSE/Xinhua China 25 Index Fund—iShares, Inc. and the iShares® FTSE/Xinhua China 25 Index Fund” in this pricing supplement.

You Will Have No Rights Against the Index Fund Unless and Until You Receive Any Index Fund Shares at Maturity

You will have no rights against the index fund unless and until you receive the index fund shares at maturity, even though:

•	you will receive the index fund shares at maturity under some circumstances; and

•	the market value of the PACERS is expected to depend primarily on the price of the index fund shares.

The index fund is not in any way involved in this offering and has no obligation relating to the PACERS or to holders of the PACERS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to the index fund shares unless and until you receive the index fund shares at maturity, if applicable.

The Market Value of the PACERS May Be Affected by Purchases and Sales of the Index Fund Shares or Derivative Instruments Related to the Index Fund Shares by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the index fund shares and/or stocks included in the FTSE/Xinhua China 25 Index or derivative instruments relating to the index fund shares, the FTSE/Xinhua China 25 Index or the stocks included in the FTSE/Xinhua China 25 Index for their own accounts in connection with their normal business practices. These transactions could affect the price of the index fund shares and therefore the market value of the PACERS.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERS in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this pricing supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE PACERS

The following description of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

Premium mAndatory Callable Equity-linked secuRitieS (PACERSSM) Based Upon the iShares® FTSE/Xinhua China 25 Index Fund (the “Index Fund Shares”) are callable securities. PACERS’ return, if any, and the amount you receive at maturity is linked to the Closing Price of the Index Fund Shares. We will call the PACERS, in whole, but not in part, only if the Closing Price of the Index Fund Shares on any Trading Day during the three-Trading-Day periods starting on and including June 20, 2008, December 19, 2008 or June 19, 2009, is greater than or equal to the Initial Share Price of $161.25. The PACERS will not be called even if the Closing Price on any other day is greater than or equal to the Initial Share Price. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 plus a Mandatory Call Premium. If we call the PACERS during one of the call determination periods beginning on June 20, 2008 or December 19, 2008, we will provide notice of a call, including the exact payment date, within one business day after the call of the PACERS and will make the payment associated with such call on the earlier of at least three business days after such call (the “Call Payment Date”) . If we call the PACERS during the call determination period beginning on June 19, 2009, we will not provide notice of a call but will pay the call price to you at maturity.

If we do not call the PACERS, you will receive at maturity cash equal to your initial investment of $10 per PACERS, unless the Closing Price of the Index Fund Shares on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to $88.69 (approximately 55% of the Initial Share Price). In this case, you will receive at maturity a number of the Index Fund Shares (or, if you elect, the cash value of those shares) the value of which will be directly linked to the change in price of the Index Fund Shares from its Closing Price on the Pricing Date, and will likely be less than the amount of your initial investment and could be zero. If we do not call the PACERS, you will not in any case benefit from any increase in the price of the Index Fund Shares or receive an amount at maturity greater than your initial investment unless (1) the Closing Price of the Index Fund Shares on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to $88.69 (approximately 55% of the Initial Share Price), (2) you do not exercise your cash election right but receive the Index Fund Shares at maturity and (3) at maturity the price of the Index Fund Shares is greater than the Initial Share Price. PACERS are not principal protected.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of PACERS issued will be $13,920,000 (1,392,000 PACERS). The PACERS will mature on June 26, 2009, unless called earlier by us, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the PACERS is not guaranteed. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

The PACERS bear interest at the rate of 8% per annum. We will pay interest in cash semi-annually on June 27, 2008, December 29, 2008 and June 26, 2009 (each a Coupon Payment Date), up to and including the earlier of (i) the Call Payment, if the PACERS are called by us, or (ii) maturity. If the PACERS are called by us, we will pay interest on the Coupon Payment Date immediately following the relevant Call Date or on the Call Payment Date, if such Call Payment Date does not fall on a Coupon Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The coupon payment will be payable to the persons in whose names the PACERS are registered at the close of business on the third Business Day preceding the Coupon Payment Date. If the Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday, or a day on which securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the Closing Price of the Index Fund Shares on any Trading Day during the three-Trading-Day periods starting on and including June 20, 2008, December 19, 2008 or June 19, 2009 is greater than or equal to the Initial Share Price. We refer to the three Trading Days each six months as a Call Determination Period, and we refer to the Trading Day within a Call Determination Period on which we call the PACERS, if any, as the Call Date. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 and a Mandatory Call Premium. The Mandatory Call Premium will equal $0.50 if the PACERS are called during the Call Determination Period beginning on June 20, 2008, $1.00 if the PACERS are called during the Call Determination Period beginning on December 19, 2008 and $1.50 if the PACERS are called during the Call Determination Period beginning on June 19, 2009.

If we call the PACERS during one of the Call Determination Periods beginning on June 20, 2008 or December 19, 2008 we will provide notice of a call, including the exact Call Payment Date, within one business day after the Call Date, and the Call Payment Date will be at least three business days after the Call Date. If we call the PACERS during the Call Determination Period beginning on June 19, 2009, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the price of the Index Fund Shares through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the PACERS are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Payment at Maturity

If we call the PACERS during the Call Determination Period beginning on June 19, 2009, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $11.50, the sum of $10 and the applicable Mandatory Call Premium.

If we do not call the PACERS, they will mature on June 26, 2009. At maturity, you will receive for each PACERS an amount described below.

Determination of the Amount to be Received at Maturity

If not previously called, at maturity you will receive for each $10 principal amount of PACERS either:

•

a number of the Index Fund Shares equal to the Share Ratio (or, if you elect, the cash value of those shares based on the Closing Price of the Index Fund Shares on the Valuation Date), if the Closing Price

of the Index Fund Shares on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to $88.69 (approximately 55% of the Initial Share Price) (any fractional share will be paid in cash), which we refer to as the “Downside Trigger Price,” or

•	$10 in cash.

As a result, if we do not call the PACERS and the Closing Price of the Index Fund Shares on any Trading Day after the Pricing Date up to and including the Valuation Date is less than or equal to the Downside Trigger Price, the value of the Index Fund Shares you receive at maturity (or, if you elect, the cash value of those shares) for each PACERS will likely be less than the price paid for each PACERS, and could be zero.

You may elect to receive from Citigroup Funding the cash value of the shares you would otherwise receive at maturity by providing notice of your election to your broker, in accordance with your broker’s procedures, so that your broker can irrevocably notify the trustee and paying agent of your election no sooner than 20 business days before maturity and no later than 5 business days before maturity. If you do not elect to receive cash, you will be deemed to have (1) instructed Citigroup Funding to pay the cash value of the number of the Index Fund Shares equal to the Share Ratio to the stock delivery agent, and (2) instructed the stock delivery agent to purchase for you the Index Fund Shares based on its Closing Price on the Valuation Date. If you do not wish to receive the Index Fund Shares at maturity under any circumstances, you should provide notice of your cash election to your broker. You should provide this notice even if the Closing Price of the Index Fund Shares at any time prior to your election has not been less than or equal to $88.69 (approximately 55% of the Initial Share Price). If you elect to receive the cash value of the Index Fund Shares equal to the Share Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the Closing Price of the Index Fund Shares on the Valuation Date and will be an amount less than $10 per PACERS. This amount will not change from the amount fixed on the Valuation Date, even if the Closing Price of the Index Fund Shares changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of the Index Fund Shares at maturity equal to the Share Ratio, the value of those shares at maturity will be different from the value of those shares on the Valuation Date if the Closing Price of the Index Fund Shares changes from the Valuation Date to maturity.

The payment of cash to the stock delivery agent by Citigroup Funding pursuant to your deemed instruction will fully satisfy Citigroup Funding’s obligation to you under the PACERS, and the stock delivery agent will then be obligated to purchase the Index Fund Shares for you based on the Closing Price on the Valuation Date. Citigroup Global Markets has agreed to act as stock delivery agent for the PACERS.

In lieu of any fractional share that you would otherwise receive in respect of any PACERS, at maturity you will receive an amount in cash equal to the value of such fractional share. The number of full Index Fund Shares, and any cash in lieu of a fractional share, to be delivered at maturity, or any cash amount if elected, to each holder will be calculated based on the aggregate number of PACERS held by each holder.

The “Initial Share Price” equals $161.25, the Closing Price of the Index Fund Shares on the Pricing Date.

The “Pricing Date” means December 17, 2007, the date of this pricing supplement and the date on which the PACERS were priced for initial sale to the public.

The “Valuation Date” means the third Trading Day before maturity.

The “Share Ratio” equals 0.0620, $10 divided by the Initial Share Price.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Index Fund Shares (or any other security for which a Closing Price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the FTSE/Xinhua China 25 Index or any successor index, or (3) any options contracts or futures contracts relating to the Index Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the FTSE/Xinhua China 25 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the FTSE/Xinhua China 25 Index will be based on a comparison of the portion of the value of the FTSE/Xinhua China 25 Index attributable to that security relative to the overall value of the FTSE/Xinhua China 25 Index, in each case immediately before that suspension or limitation.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

The “Closing Price” of the Index Fund Shares (or any other security for which a Closing Price must be determined, as described under “—Delisting or Suspension of Trading in the Index Fund Shares; Termination of the FTSE/Xinhua China 25 Index” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization; provided that if the closing price of any other security for which a closing price must be determined, as described below in the section “—Delisting or Suspension of Trading in the Index Fund Shares; Termination of the FTSE/Xinhua China 25 Index” cannot be determined by the methods described in (1) or (2) above and if the security for which a closing price must be determined is traded on one or more non-U.S. securities exchanges or markets, then the closing price of such security will be the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal non-U.S. securities exchange or market on which the security is traded, expressed in U.S. dollars as converted from the relevant currency using the 12:00 noon buying rate in New York certified by the New York Federal Reserve Bank for customs purposes on that date, or if this rate is unavailable, such rate as the calculation agent may determine. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or the proviso above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the shares obtained from as many dealers in such shares (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

Amounts Payable at Call or Maturity — Hypothetical Examples

The examples of hypothetical Call Prices and amounts received at maturity set forth below are intended to illustrate the effect of different Closing Prices of the Index Fund Shares on the amount you will receive in respect of the PACERS upon a mandatory call or at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per PACERS

•	Pricing Date: December 14, 2007

•	Settlement Date: December 19, 2007

•	Valuation Date: June 15, 2009

•	Maturity Date: June 18, 2009

•	Initial Index Fund Share Price: $185.00

•	Index Fund Share Price at which a Mandatory Call occurs: $185.00 (100% of the hypothetical Index Fund Share Price)

•	Interest: 8% per annum, payable semi-annually ($0.80 per PACERS per annum)

•	Mandatory Call Premium:

a.	4.50%, if called on any Call Date in June 2008

b.	9.00%, if called on any Call Date in December 2008

c.	13.50%, if called on any Call Date in June 2009

•	Share Ratio: 0.05405 Index Fund Shares per PACERS

•	Annualized dividend yield of the Index Fund Shares: 0.70%

•

If the PACERS have not been previously called, at maturity, whether you receive the Index Fund Shares (or, if you elect, the equivalent cash value) or your initial investment ($10.00 per PACERS) depends on whether the Closing Price of the Index Fund Shares has declined by 45% or more (to $101.75 or less, the “Downside Trigger Price”) from the Initial Share Price on any Trading Day after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the Initial Share Price; whether the Closing Price of the Index Fund Shares on any Call Date is greater than or equal to the Initial Share Price, causing the PACERS to be called; and if the PACERS are not called, whether the Closing Price of the Index Fund Shares on any Trading Day up to and including the Valuation Date has declined by approximately 45% or more from the Initial Share Price causing you to receive a fixed number of the Index Fund Shares at maturity (or the cash value of those shares at your election).

Additionally, if you elect to receive the cash value of the Index Fund Shares equal to the Share Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the Closing Price of the Index Fund Shares on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the Closing Price of the Index Fund Shares changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of the Index Fund Shares at maturity equal to the Share Ratio, the value of those shares at maturity will be different than the value of those shares on the Valuation Date if the Closing Price of the Index Fund Shares changes from the Valuation Date to maturity.

PACERS Are Mandatorily Called on any of the Call Dates

The PACERS have not been previously called and the closing price of the Index Fund Shares on the relevant Call Date is equal to or greater than $185.00, the price at which a Mandatory Call occurs. The PACERS are consequently called at the applicable Call Price of $10.00 plus the Mandatory Call Premium per PACERS.

a. If the Call Date occurs in June 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.45 Call Price = $10.00 + $0.45 = $10.45 per PACERS

b. If the Call Date occurs in December 2008, the Call Price will be $10.00 plus a Mandatory Call Premium of $0.90 Call Price = $10.00 + $0.90 = $10.90 per PACERS

c. If the Call Date occurs in June 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.35 Call Price = $10.00 + $1.35 = $11.35 per PACERS

d.      Even if the Downside Trigger Price has been breached, the PACERS will be called on any Trading Day within any Call Determination Period if the Closing Price of the Index Fund Shares on such date is equal to or greater than $185.00, the price at which a Mandatory Call would occur. If the Call Date occurs in June 2009, the Call Price will be $10.00 plus a Mandatory Call Premium of $1.35

Call Price = $10.00 + $1.35 = $11.35 per PACERS

PACERS Are Not Mandatorily Called on any of the Call Dates and Downside Trigger Price Is Not Breached

The PACERS are not called on any of the Call Dates, and the Closing Price of the Index Fund Shares is not less than or equal to 55% of the Initial Share Price, or $101.75, at any day from the Pricing Date up to and including the Valuation Date.

Since the Closing Price of the Index Fund Shares on any Trading Day after the Pricing Date up to and including the Valuation Date is not less than or equal to $101.75, the amount received at maturity will be $10.00 per PACERS.

Amount received at maturity = $10.00 per PACERS

PACERS Are Not Mandatorily Called on any of the Call Dates and Downside Trigger Price Is Breached

The PACERS are not called on any of the Call Dates, and the Closing Price of the Index Fund Shares is less than 55% of the Initial Share Price, or $101.75, on any Trading Day from the Pricing Date up to and including the Valuation Date. At maturity you will receive for each PACERS a number of the Index Fund Shares equal to the Share Ratio, or 0.05405 shares (or the cash value of those shares at your election).

Even if the Closing Price of the Index Fund Shares is greater than $185.00, or the price at which a Mandatory Call occurs, at one or more times on or prior to the Valuation Date, the Closing Price of the Index Fund Shares is below $185.00 on all of the Call Dates. Consequently, the PACERS will not be called on any Call Date.

If the Closing Price of the Index Fund Shares on any Trading Day from the Pricing Date up to and including the Valuation Date is equal to or less than $101.75, then you will receive at maturity a number of the Index Fund Shares equal to the Share Ratio (or the cash value of those Shares at your election). If the Closing Price of the Index Fund Shares on the Maturity Date is $92.50, then the market value of the Index Fund Shares you will receive, based on such Closing Price, will be $5.00.

Value of the Index Fund Shares received at maturity = 0.05405 shares * $92.50 = $5.00

Summary Chart of Hypothetical Examples

PACERS Are Mandatorily Called

Date on which the PACERS are called	Any Call Date in June 2008	Any Call Date in December 2008	Any Call Date in June 2009 (Downside Trigger Not Breached)	Any Call Date in June 2009 (Downside Trigger Breached)
Hypothetical Initial Index Fund Share Price	$185.00	$185.00	$185.00	$185.00

Hypothetical lowest Closing Price on or prior to the Valuation Date	$166.50	$148.00	$153.18	$92.50

Is the hypothetical lowest Closing Price less than or equal to 55% of the Initial Share Price, or $101.75?	No	No	No	Yes

Hypothetical minimum price at which a Mandatory Call would occur	$185.00	$185.00	$185.00	$185.00

Hypothetical Closing Price of the Index Fund Shares on the Call Date	$189.63	$198.88	$223.85	$194.25

Call Price for the PACERS	$10.45	$10.90	$11.35	$11.35

Return on the Index Fund Shares (excluding any cash dividend payments)	2.50%	7.50%	21.00%	5.00%

Return on the PACERS (excluding fixed coupon payments)	4.50%	9.00%	13.50%	13.50%

Return on the Index Fund Shares (including all cash dividend payments)	2.85%	8.20%	22.05%	6.05%

Return on PACERS (including fixed coupon payments)	8.50%	17.00%	25.50%	25.50%

PACERS Are Not Mandatorily Called

	Downside Trigger Not Breached	Downside Trigger Breached
Hypothetical Initial Share Price	$185.00	$185.00
Hypothetical lowest Closing Price on or prior to the Valuation Date	$129.50	$92.50
Is the hypothetical lowest Closing Price less than or equal to 55% of the Initial Share Price, or $101.75?	No	Yes
Will 0.05405 (the Hypothetical Share Ratio) of the Index Fund Shares be delivered at maturity?	No	Yes
Hypothetical Closing Price of the Index Fund Shares at maturity	$148.00	$92.50
Amount received at maturity (cash or value of the Index Fund Shares per PACERS)	$10.00	$5.00
Return on the Index Fund Shares (excluding any cash dividend payments)	-20.00%	-50.00%
Return on the PACERS (excluding fixed coupon payments)	0.00%	-50.00%
Return on the Index Fund Shares (including all cash dividend payments)	-18.95%	-48.95%
Return on the PACERS (either in cash or the market value of the Index Fund Shares)	12.00%	-38.00%

Delisting or Suspension of Trading in the Index Fund Shares; Termination of the iShares® FTSE/Xinhua China 25 Index Fund

If the Index Fund Shares are delisted from, or trading of the Index Fund Shares is suspended on, the New York Stock Exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion to be comparable to the Index Fund Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Initial Share Price, the Closing Price, and whether the Downside Trigger Price has been breached. Upon any selection by the calculation agent of Successor Shares, the calculation agent will cause notice thereof to be furnished to the registered holders of the PACERS.

If the Index Fund Shares are delisted from, or trading of the Index Fund Shares is suspended on, the New York Stock Exchange and Successor Shares that the calculation agent determines to be comparable to the Index Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in its sole discretion, and the value of such successor or substitute security, as determined by the calculation agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Initial Share Price, the Closing Price and whether the Downside Trigger has been breached. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to the registered holders of the PACERS.

If the Index Fund is liquidated or otherwise terminated (a “Termination Event”), the Closing Price of the Index Fund Shares on each Trading Day from the date of the Termination Event up to and including the Valuation Date will be determined by the calculation agent, in its sole discretion, and will be a fraction of the closing value of the FTSE/Xinhua China 25 Index (or any Successor Index, as defined below) on such Trading Day (taking into account any material changes in the method of calculating the FTSE/Xinhua China 25 Index following such Termination Event) equal to that part of the closing value of the FTSE/Xinhua China 25 Index represented by the Closing Price of the Index Fund Shares on the Trading Day prior to the occurrence of such Termination Event on which a Closing Price of the FTSE/Xinhua China 25 Index was available. The calculation agent will cause notice of the Termination Event and calculation of the Closing Price as described above to be furnished to registered holders of the PACERS.

If a Termination Event has occurred and FTSE/Xinhua Index Limited discontinues publication of the FTSE/Xinhua China 25 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the FTSE/Xinhua China 25 Index, then the value of the FTSE/Xinhua China 25 Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the calculation agent of a Successor Index, the calculation agent will cause notice to be furnished to the registered holders of the PACERS.

If a Termination Event has occurred and FTSE/Xinhua Index Limited discontinues publication of the FTSE/Xinhua China 25 Index and a Successor Index is not selected by the calculation agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the Valuation Date, the value to be substituted for the FTSE/Xinhua China 25 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the FTSE/Xinhua China 25 Index prior to any such discontinuance. In such case, on each Trading Day until and including the date on which a determination by the calculation agent is made that a Successor Index is available, the calculation agent will determine the value that is to be used in determining the value of the FTSE/Xinhua China 25 Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the FTSE/Xinhua China 25 Index may adversely affect the value of the PACERS in any secondary market.

If a Successor Index is selected or the calculation agent calculates a value as a substitute for the FTSE/Xinhua China 25 Index as described above, the Successor Index or value will be substituted for the FTSE/Xinhua China 25 Index for all purposes, including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the FTSE/Xinhua China 25 Index may adversely affect the value of the PACERS in any secondary market.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on your broker and the beneficial owners of the PACERS, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the FTSE/Xinhua China 25 Index or any Successor Index is changed in any material respect, or if the basket or the relevant index or any Successor Index is in any other way modified so that the value of the relevant index or the Successor Index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the relevant index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the relevant index or the Successor Index. Accordingly, if the method of calculating the FTSE/Xinhua China 25 Index or any Successor Index is modified so that the value of the relevant index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the relevant index as if it had not been modified.

Dilution Adjustments

The Share Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Index Fund, after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to the Index Fund Shares in the form of the Index Fund Shares (excluding any share dividend or distribution for which the number of the Index Fund Shares paid or distributed is based on a fixed cash equivalent value),

(2) subdivides or splits the Index Fund Shares into a greater number of shares,

(3) combines the Index Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Index Fund Shares other shares issued by the Index Fund,

then, in each of these cases, the Share Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of the Index Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Index Fund, and the denominator of which will be the number of the Index Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Index Fund Shares are outstanding, the Share Ratio will be determined by reference to the other shares issued by the Index Fund in the reclassification.

If any adjustment is made to the Share Ratio as set forth above, an adjustment will also be made to the Initial Share Price and the Downside Trigger Price by dividing the Initial Share Price and the Downside Trigger Price, respectively, by the relevant dilution adjustment.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the Index Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Index Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Share Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Index Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Share Ratio, the Initial Share Price and the Downside Trigger Price will be further adjusted to the Share Ratio, the Initial Share Price and the Downside Trigger Price which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Share Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the calculation agent and will equal, for each PACERS, the Call Price or amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Amount to be Received at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of a beneficial owner of a PACERS against the entity that becomes subject to a bankruptcy proceeding will be capped at the Call Price, the amount to be received at maturity or cash equivalent of the amount to be received at maturity, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent and Trustee

Citibank, N.A. will serve as the paying agent for the PACERS and will also hold the global security representing the PACERS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the PACERS.

Calculation Agent

The calculation agent for the PACERS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the PACERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the PACERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the PACERS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF iSHARES® FTSE/XINHUA CHINA 25 INDEX FUND

iShares, Inc. and the iShares® FTSE/Xinhua China 25 Index Fund

According to publicly available documents, the iShares® FTSE/Xinhua China 25 Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Annual Report to Shareholders on Form N-CSR for the twelve-month period ended August 31, 2007) and other information with the SEC. iShares, Inc.’s reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room in Washington, D.C.

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities included in the FTSE/Xinhua China 25 Index. The Index Fund will invest a minimum of 90% of its assets in the securities of the FTSE/Xinhua China 25 Index or in American Depositary Receipts, Global Depositary Receipts or European Depositary Receipts representing securities in the FTSE/Xinhua China 25 Index. The Index Fund may invest the remainder of its assets in securities not included in the FTSE/Xinhua China 25 Index but which it believes will help it track that index.

The Index Fund uses a “Representative Sampling” strategy to try to track the FTSE/Xinhua China 25 Index, which means it invests in a representative sample of securities in the FTSE/Xinhua China 25 Index, which have a similar investment profile as the FTSE/Xinhua China 25 Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return viability, earnings valuation and yield) and liquidity measures similar to those of the FTSE/Xinhua China 25 Index. The Index Fund’s top portfolio holdings can be found at the iShares® website. Funds like Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the Index Fund’s top holdings may be requested by calling 1-800-iShares.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents nor made any due diligence investigation or inquiry of iShares, Inc. in connection with the offering of the PACERS. We make no representation that the publicly available information about iShares, Inc. or the Index Fund is accurate or complete.

The PACERS represent obligations of Citigroup Funding only. The Index Fund is not involved in any way in this offering and has no obligation relating to the PACERS or to holders of the PACERS. iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The PACERS are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the PACERS or any member of the public regarding the advisability of investing in the PACERS. BGI has no obligation or liability in connection with the operation, marketing or sales of the PACERS.

FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is a capitalization-weighted index that consists of the twenty-five largest and most liquid Chinese stocks (Red Chips and H shares) listed and traded on the Hong Kong Stock Exchange. Individual constituent weights are capped at 10% on certain reweighting dates to avoid over-concentration in any single stock. The FTSE/Xinhua China 25 Index was launched on October 5, 2004.

The FTSE/Xinhua China 25 Index is used as the basis for on-exchanges and OTC derivative products, mutual funds and ETFs and is calculated in accordance with the Industry Classification Benchmark, a standard developed in partnership with Dow Jones Indexes. The stocks listed on the FTSE/Xinhua China 25 Index are free-float weighted, liquidity screened, and each issuer is a current constituent of the FTSE All-World Index.

As of November 31, 2007, the five highest weighted constituents of the FTSE/Xinhua China 25 Index were China Mobile (Red Chip) with an index weight of 10.46%; Petrochina (H) with an index weight of 7.77%; China

Life Insurance (H) with an index weight of 7.30%; Industrial and Commercial Bank of China (H) with an index weight of 7.00% and China Construction Bank (H) with an index weight of 6.73%. The three largest Industry Classification Benchmark sectors represented in the FTSE/Xinhua China 25 Index as of March 30, 2007 were banks (26.76%), oil and gas producers (16.29%) and life insurance (13.66%). Current information regarding the market value of the FTSE/Xinhua China 25 Index is published daily by FTSE/Xinhua Index Limited on its website.

In order to maintain the representativeness of the FTSE/Xinhua China 25 Index, structural changes to the FTSE/Xinhua China 25 Index as a whole may be made by adding or deleting FTSE/Xinhua China 25 Index component securities. Currently, such changes in the FTSE/Xinhua China 25 Index may only be made on four dates throughout the year: as of the Tuesday after the first Friday of each January, April, July and October using data from the close of business on the next trading day following the third Friday in March, June, September and December.

Computation of the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is calculated using the algorithm described below.

n = 1, 2, 3…, n

n	=	Number	The number of securities in the FTSE/Xinhua China 25 Index.

p	=	Price	The latest trade price of the component security (or the price at the close of the FTSE/Xinhua China 25 Index on the previous day).

e	=	Exchange Rate	The exchange rate required to convert the security’s home currency into the FTSE/Xinhua China 25 Index’s base currency (Hong Kong dollars).

s	=	Shares in Issue	The number of shares in issue used by FTSE/Xinhua China 25 Index for the security as defined in the FTSE/Xinhua China 25 Index ground rules.

f	=	Free Float Factor	The factor to be applied to each security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents a 100% free float FTSE/Xinhua Index Limited publishes the free float factor for each security included within the index.

c	=	Capping Factor	The factor applied to each security to allow its weight within the FTSE/Xinhua China 25 Index to be capped, expressed as a number between 0 and 1, where 1 represents 100%, i.e., no cap. The capping factor is published by FTSE/Xinhua Index Limited. Any constituents whose weights are greater than 10% are capped at 10% on certain reweighting dates, and other constituents’ weights are thereby affected.

d	=	Divisor	A figure that represents the total issued share capital of the FTSE/Xinhua China 25 Index at the base date. The divisor can be adjusted to allow changes in the issued share capital of individual securities to be made without distorting the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations. Reuters real-time spot currency rates are used in the FTSE/Xinhua China 25 Index calculation. The FTSE/Xinhua China 25 Index is generally published every 15 seconds during active trading times of the Hong Kong Stock Exchange.

Historical Data on the Index Fund Shares

The Index Fund Shares are listed on the New York Stock Exchange under the symbol “FXI.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for the Index Fund Shares, as reported on the NYSE, as well as the cash dividends paid per Index Fund Share.

Holders of PACERS will not be entitled to any rights with respect to the Index Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving the Index Fund Shares at maturity, if applicable.

	High	Low	Dividend
2004
Quarter
Fourth	$58.86	$50.20	$0.0000

2005
Quarter
First	58.20	51.80	0.0000
Second	57.58	52.50	0.0000
Third	65.90	56.43	0.0000
Fourth	64.67	56.27	1.252361

2006
Quarter
First	74.98	62.40	0.0000
Second	83.90	65.20	0.0000
Third	82.30	73.12	0.0000
Fourth	112.86	80.92	1.305064

2007
Quarter
First	118.03	89.77	0.0000
Second	130.40	103.41	0.0000
Third	183.52	111.25	0.0000
Fourth (through December 17)	219.56	161.25	Not yet declared

The closing price of the Index Fund Shares on December 17, 2007 was $161.25.

The following graph sets forth the daily closing price of the Index Fund Shares, as reported on the NYSE, from October 8, 2004 to December 17, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of the Index Fund Shares are not indicative of future the Index Fund Shares closing prices. This graph does not reflect intra-day pricing.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”). This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for U.S. federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

This summary does not address tax consequences specific to Index Fund Shares except where otherwise stated. Before acquiring a PACERS, prospective investors should consult other publicly available information concerning the tax treatment of Index Fund Shares. The discussion below assumes the accuracy of publicly available tax disclosure for the Index Fund Shares, and in particular assumes that the issuer of the Index Fund Shares is treated as a “regulated investment company” for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the PACERS would differ significantly from the consequences described below.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, unless otherwise required by law, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERS for U.S. federal income tax purposes as a derivative financial instrument providing for the future contingent purchase of the index fund shares or of the right to a cash payment determined by the value of the index fund shares. Under that characterization, the purchase price of the PACERS is treated as an interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s purchase obligation under the derivative financial instrument. Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus. As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis or to recognize gain on the receipt of the index fund shares at maturity of the PACERS.

Taxation of Interest Payments

Under the characterization of the PACERS agreed to above, any payments of interest on the PACERS will be taxable to a U.S. Holder as ordinary income at the time that such payments are accrued or received in accordance with the U.S. Holder’s method of tax accounting.

Taxation of Retirement of the PACERS for Cash

Under the characterization of the PACERS agreed to above, if at maturity the U.S. Holder receives cash, rather than Index Fund Shares, then such U.S. Holder (i) will include any interest payment in income as interest in the manner described above and (ii) generally will recognize capital gain or loss equal to the difference between (x) the amount of cash received at maturity of the PACERS and (y) the purchase price of the PACERS. Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at maturity.

Taxation of Other Retirement of the PACERS

Under the characterization of the PACERS agreed to above, if a U.S. Holder receives the Index Fund Shares at maturity, a U.S. Holder will recognize no gain or loss on the purchase of the Index Fund Shares by application of the monies received by Citigroup Funding in respect of the PACERS. A U.S. Holder will have a tax basis in such Index Fund Shares equal to the U.S. Holder’s tax basis in the PACERS (less the portion of the tax basis of the PACERS allocable to any fractional shares of Index Fund Shares, as described in the next paragraph). A U.S. Holder’s tax basis in a PACERS generally will equal such Holder’s purchase price for that PACERS. A U.S. Holder’s holding period for the Index Fund Shares received at maturity will begin on the day following the receipt of such Index Fund Shares. However, if the value of the Index Fund Shares received by a U.S. Holder is greater than the U.S. Holder’s purchase price for the PACERS, it is possible that the IRS would treat the U.S. Holder as if, at maturity of the PACERS it had received a taxable cash payment from Citigroup Funding, and had then used that cash to purchase the Index Fund Shares. Under this alternative treatment, the U.S. Holder would be required to recognize capital gain equal to the difference between (x) the amount treated as paid by Citigroup Funding with respect to the U.S. Holder’s PACERS and (y) the U.S. Holder’s purchase price for the PACERS. Under this alternative treatment, the U.S. Holder’s tax basis in the Index Fund Shares received would be equal to the amount of cash treated as paid by Citigroup Funding with respect to the U.S. Holder’s PACERS. Citigroup Funding believes that, if at maturity of the PACERS a U.S. Holder receives the Index Fund Shares, for U.S. federal income tax purposes, it is reasonable to treat a U.S. Holder as purchasing the Index Fund Shares (rather than receiving cash) under the derivative financial instrument, because (a) a U.S. Holder is entitled to receive at maturity of the PACERS a quantity of the Index Fund Shares equal to the Equity Ratio set forth in the terms of the PACERS, (b) the U.S. Holder will automatically receive such Index Fund Shares pursuant to a pre-existing agreement between Citigroup Funding and Citigroup Global Markets and deemed instructions from the holder to Citigroup Funding and Citigroup Global Markets and (c) a holder that wishes to receive the cash equivalent of such Index Fund Shares must affirmatively instruct Citigroup Funding to deliver such cash.

A U.S. Holder will recognize gain or loss (which may be treated as short-term gain or loss regardless of the holding period in PACERS) with respect to cash received in lieu of fractional shares of the Index Fund Shares in an amount equal to the difference between the cash received and the portion of the basis of the PACERS allocable to the fractional shares of the Index Fund Shares (based on the relative number of fractional shares and full shares received by the holder). If, as a result of one or more dilution adjustments, at maturity the U.S. Holder receives any combination of cash and Marketable Securities, pursuant to the U.S. Holder’s purchase obligation under the PACERS, although not free from doubt, the U.S. Holder should allocate its cash deposit pro rata to the cash and Marketable Securities received. Under this treatment, the U.S. Holder generally would be taxed as described in the preceding paragraph, except that the U.S. Holder’s basis in any Marketable Securities received would equal the pro rata portion of its deposit allocated thereto and the U.S. Holder would recognize capital gain or loss (which may be treated as short-term capital gain or loss regardless of the holding period in PACERS) equal to the difference between the cash received and the amount allocated thereto.

Taxation of Mandatory Redemption, Sale or Other Taxable Disposition of the PACERS Prior to Maturity

Under the characterization of the PACERS agreed to above, upon the mandatory redemption, sale or other taxable disposition of a PACERS by a U.S. Holder prior to maturity, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (x) the amount realized on the mandatory redemption, sale or other taxable disposition (exclusive of any accrued interest, which will be taxed as such) and (y) the U.S. Holder’s purchase price for the PACERS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of the mandatory redemption, sale or other disposition.

Potential Application of Constructive Ownership Rules

Under the “constructive ownership” rules, the net long-term capital gain arising from certain constructive ownership transactions on financial assets is characterized as ordinary income to the extent such gain exceeds the amount of long-term capital gain that a U.S. Holder would have had if it held the underlying asset directly during the term of the transaction. In that case, an interest charge also would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income. These rules generally apply to constructive ownership transactions, including forward contracts or certain options, with respect to equity interests in “pass-through entities,” including stock of a company treated as a regulated investment company for U.S. federal income tax purposes like the issuer of the Index Fund Shares. They are intended to apply to transactions that provide a taxpayer with the economic benefits of direct ownership in a financial asset without a significant change in the risk-reward profile with respect to the underlying asset but with potentially different tax consequences, absent the application of the constructive ownership rules, as to the character and timing of any gain. A “forward contract” is defined for this purpose as any contract to acquire in the future (or provide or receive credit for the future value of) any financial asset. The rules direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey substantially all of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the PACERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

It is possible that the PACERS would be treated as a constructive ownership transaction with respect to the Index Fund Shares, in which case some of the long-term capital gain, if any, on a PACERS held for more than one year could be recharacterized as ordinary income and any resulting deemed underpayment of tax subject to an interest charge as described above. While there is no authority addressing the potential application of the constructive ownership rules to instruments such as the PACERS, the PACERS should not be treated as a constructive ownership transaction with respect to the Index Fund Shares, for reasons including that the PACERS do not effect the conversion of ordinary income or short-term capital gain that a U.S. Holder would have derived from investing in the Index Fund Shares into long-term capital gain, the payment received by a U.S. Holder if the Index Fund Shares increase in value bears no relationship to the value of the Index Fund Shares, and there is substantial uncertainty whether U.S. Holders will acquire the Index Fund Shares and if any such acquisition takes place U.S. Holders would not have gain of the kind to which the constructive ownership rules apply. Accordingly, the PACERS do not provide a U.S. Holder with the economic benefits of direct ownership in the Index Fund Shares without a significant change in the risk-reward profile of such an investment.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above.

In particular, because in certain circumstances a holder will be entitled to cash (or, in certain limited cases, the index fund shares with a trading value) equal to or greater than the amount of the initial purchase price paid for PACERS, the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash that the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options. In addition, as described above, a U.S. Holder may be required by the IRS to recognize capital gain even in a case where the PACERS are retired for the Index Fund Shares.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the PACERS in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the PACERS. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

The IRS and U.S. Treasury Department also have issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that the “wait and see” method of tax accounting may not properly reflect the economic accrual of income on certain derivative financial instruments.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the PACERS. The term “Non-U.S. Holder” means a holder of the PACERS that is a non-resident alien individual or a foreign corporation. “Non-U.S. Holder” does not include a holder that holds, directly or indirectly, more than 5% in value of either the outstanding PACERS or, where the Index Fund Shares is the stock of a specific company, the index fund shares, at any time throughout its holding period for the PACERS (“Significant Non-U.S. Holders”). Significant Non-U.S. Holders should consult with their own tax advisors in determining the tax consequences of the acquisition, ownership and disposition of the PACERS.

In the case of a Non-U.S. Holder of the PACERS, and assuming the correctness of the agreed treatment of the PACERS as a derivative financial instrument with a deposit, any interest payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the maturity, mandatory redemption, sale or other disposition of the PACERS by a Non-U.S. Holder generally will not be subject to U.S. federal income tax if:

(i) such gain is not effectively connected with a U.S. trade or business of such holder; and

(ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

In the Notice discussed above under Possible Alternative Treatment, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the PACERS.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Estate Tax

In the case of a Non-U.S. Holder that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the Non-U.S. Holder should note that, absent an applicable treaty benefit, the PACERS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the PACERS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $13,920,000 principal amount of PACERS (1,392,000 PACERS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the PACERS to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.20 per PACERS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per PACERS on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.20 per PACERS for each PACERS they sell. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The PACERS will not be listed on any exchange.

In order to hedge its obligations under the PACERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of the Index Fund Shares or Derivative Instruments Related to the Index Fund Shares by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the PACERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the PACERS or renders investment advice with respect to those assets, and (ii) the

Plan is paying no more than adequate consideration for the PACERS or (B) its acquisition and holding of the PACERS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information incorporated by reference or provided in this pricing supplement and accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,392,000

PREMIUM MANDATORY CALLABLE

EQUITY-LINKED SECURITIES

8% Per Annum PACERS Based Upon the iShares® FTSE/Xinhua China 25 Index Fund

Due June 26, 2009

($10 Principal Amount per PACERS)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by

Citigroup Inc.

Pricing Supplement

December 18, 2007

(Including Prospectus Supplement

dated April 13, 2006 and Prospectus dated March 10, 2006)